UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number  0-49923

                           Virotec International Ltd
             (Exact name of registrant as specified in its charter)

    Building 50B, Pinewood Drive, Sanctuary Cove, Queensland 4212, Australia
                               Tel: 61-7-5530-8014
 (Address, including zip code, and telephone number of registrant's principal executive offices)

                                Ordinary Shares*
            (Title of each class of securities covered by this Form)

                                      None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        |_|                Rule 12h-3(b)(l)(i)        |_|
Rule 12g-4(a)(1)(ii)       |_|                Rule 12h-3(b)(1)(ii)       |_|
Rule 12g-4(a)(2)(i)        |X|                Rule 12h-3(b)(2)(i)        |_|
Rule 12g-4(a)(2)(ii)       |_|                Rule 12h-3(b)(2)(ii)       |_|
                                              Rule l5d-6                 |_|

     Approximate number of holders of record as of the certification or notice date: 9 shareholders are resident in the United States.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Virotec International Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 21, 2003              By:/s/ Angus Craig
                                           Angus Craig
                                           Company Secretary

*Represented by American Depositary Shares. Each American Depositary Share represents fifty Ordinary Shares.